AIS

06016482

RECEIVED
2006 SEP -5 A 10: 37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 23, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 113/2006**

  Subject: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS073A, AIS093A, AIS093B)

  Date: August 23, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
SEP 06 2006
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 23, 2006

AIS-CP 113/2006

August 23, 2006

Subject: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS073A, AIS093A, AIS093B)

To: The President
The Stock Exchange of Thailand

Refer to:
1. The Letter No. ISO.ISIO.06/2549 of Thai Military Bank Plc. on August 23, 2006
2. The Letter No. ISO.ISIO.06/2545 of Thai Military Bank Plc. on August 23, 2006
3. The Letter No. ISO.ISIO.06/2547 of Thai Military Bank Plc. on August 23, 2006

Advanced Info Service Public company Limited (the "Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS073A, AIS093A, AIS093B), the details are shown in the referenced letter.

Referenced Letter

ISO.ISIO.06/2545

August 23, 2006

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS093A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2002, DUE 2009 would like to announce that the registered book of AIS093A will be closed from 12.00 on September 7, 2006 for the right to receive the interest for the period # 9. AIS093A will be paid the interest on September 21, 2006 with interest rate 6.25 % from the period of March 21, 2006 to September 20, 2006 for 184 days.

ISO.ISIO.06/2547

August 23, 2006

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS093B

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, DUE 2009 would like to announce that the registered book of AIS093B will be closed from 12.00 on September 7, 2006 for the right to receive the interest for the period # 9. AIS093B will be paid the interest on September 21, 2006 with interest rate 6.10 % from the period of March 21, 2006 to September 20, 2006 for 184 days and principal repayment at THB. 166.6667 per unit

ISO.ISIO.06/2549

August 23, 2006

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS073A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2002,DUE 2007 would like to announce that the registered book of AIS073A will be closed from 12.00 on September 7, 2006 for the right to receive the interest for the period # 18. AIS073A will be paid the interest on September 21, 2006 with interest rate 5.25 % from the period of June 21, 2006 to September 20, 2006 for 92 days.



RECEIVED
2006 SEP -5 A 10:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 25, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 114/2006**

Subject:	Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III, IV, and V
Date:	August 25, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236
RECEIVED
2006 SEP -5 A 10: 27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Summary Translation Letter
To the Stock Exchange of Thailand
August 25, 2006

AIS-CP 114/2006

August 25, 2006

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III, IV, and V

To: President
The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 7/2006 held on August 15, 2006 passed a resolution to approve the dividend payment for the first half of 2006 to shareholders at the rate of 3.00 Baht per share, totaling 8,857.65 million Baht to the shareholder of the company.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax. This has affected on the adjustment to exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I, II, III, IV, and V as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The adjustment to exercise price and exercise ratio of ESOP Warrants were shown as follow;

ESOP Grant I	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	45.324	44.620
Exercise ratio (warrant : common shares)	1 : 1.05843	1 : 1.07512
Number of shares to be allotted (shares)	1,192,957	1,197,038*
ESOP Grant II	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	40.985	40.349
Exercise ratio (warrant : common shares)	1 : 1.05843	1 : 1.07512
Number of shares to be allotted (shares)	2,609,284	2,647,160*
ESOP Grant III	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	87.816	86.453
Exercise ratio (warrant : common shares)	1 : 1.04525	1 : 1.06173
Number of shares to be allotted (shares)	8,614,961	8,744,089*
ESOP Grant IV	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	103.341	101.737
Exercise ratio (warrant : common shares)	1 : 1.03213	1 : 1.04841
Number of shares to be allotted (shares)	10,116,900	10,155,633*

ESOP Grant V	Before adjustment	After adjustment
Exercise price (Baht per share)	91.46	90.045
Exercise ratio (warrant : common shares)	1 : 1	1 : 1.01577
Number of shares to be allotted (shares)	10,138,500	10,298,384*
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP (shares)	**Total 369,702**	

* Calculated from the remaining of unexercised warrants

The new exercise price and new exercise ratio shall be effective immediately on August 25, 2006 or the first day of XD sign posting onwards. As a result, provided that, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant II, III, IV, and V in the Annual General Meeting of Shareholders for fiscal year 2007.